SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Fuwei Films (Holdings) Co., Ltd.
(Name of Issuer)

Ordinary Shares, $.129752 par value

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Mitchell Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Weifang City State-Owned Asset Management and Supervision Committee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 8,550,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 8,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Weifang State-Owned Assets Operation Administration Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 8,550,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 8,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apex Glory Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,912,503
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 6,912,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Easebright Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,637,497
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,637,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,497
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jun Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tongju Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Duo Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Schedule 13D amends and supplements the information provided by (i) Apex Glory Holdings Limited, a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation (“Apex Glory”) and Mr. Jun Yin (“Mr. Yin”) in the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2007, and (ii) Easebright Investments Limited, a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. (“Easebright Investments”), Mr. Tongju Zhou (“Mr. Zhou”) and Mr. Duo Wang (“Mr. Wang”) in the Schedule 13G filed with the SEC on February 14, 2007.

The primary purpose of this Schedule 13D is to reflect a change in ownership of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the “Company”) that occurred as a result of the transfer of ordinary shares of the Company from Messrs. Yin, Zhou and Wang due to the confiscation of the personal property of the three shareholders by the Weifang State-Owned Assets Operation Administration Company (the “Administration Company”), a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Weifang Committee”).  As a result, Messrs. Yin, Zhou and Wang no longer beneficially own the ordinary shares of the Company owned directly by Apex Glory and Easebright Investments.

This Schedule 13D is filed jointly by the Administration Company, the Weifang Committee, Apex Glory and Easebright Investments, who are collectively referred to herein as the “Reporting Persons”.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.129752 per share (the “Ordinary Shares”), of the Company.  Based on the Company’s Annual Report on Form 20-F filed on March 25, 2011, as of March 25, 2011, the Company had 13,062,500 Ordinary Shares outstanding.  The address of the Company ’s principal executive office is No. 387 Dongming Road, Weifang, Shandong, People’s Republic of China, 261061. This statement is filed to disclose the transfer of ownership of the Company’s Ordinary Shares previously controlled by the Company's major shareholders.

Item 2. Identity and Background.

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

The Weifang Committee and the Administration Company are located at 439 Wenhua Road, Weifang 261031, China.  Mr. Zheng Min is the Director and representative of the Administrative Company.

Apex Glory is a British Virgin Islands corporation whose registered address is at RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong. Mr. Zheng Min is the sole Director of Apex Glory.

Easebright Investments is a British Virgin Islands corporation whose registered address is at RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong. Mr. Zheng Min is the sole Director of Easebright Investments.

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 5, 2011, ownership of 6,912,503 Ordinary Shares of the Company previously owned by Mr. Ying through Apex Glory Holdings Limited, a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation, was transferred to the Administration Company. Mr. Jun Yin was the sole shareholder of Eastfaith Holdings Limited. In addition, on May 5, 2011, ownership of 1,637,497 Ordinary Shares of the Company previously owned through Easebright Investments Limited, a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. was transferred to Ms. Qing Liu and Mr. Zhixin Han. Mr. Tongju Zhou and Mr. Duo Wang each owned 50% of Goodsuccess Enterprises Ltd.  On May 17, 2011, Ms. Qing Liu and Mr. Zhixin Han transferred their entire ownership in Easebright Investments to the Administration Company.

Item 4. Purpose of Transaction.

The transfer of the Ordinary Shares of the Company previously owned by the former shareholders of the Company, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang, was due to confiscation of the personal property of the three shareholders by the Administration Company.

Item 5. Interest in Securities of the Issuer.

a)
The Weifang Committee and the Administration Company are the indirect beneficial owners of 8,550,000 Ordinary Shares of the Company, which are held directly by its wholly-owned subsidiaries Apex Glory and Easebright Investments.  The Weifang Committee beneficially owns 65.45% of the Ordinary Shares of the Company. Apex Glory is the owner of 6,912,503 Ordinary Shares of the Company representing 52.90% beneficial ownership. Easebright Investments is the owner of 1,837,497 Ordinary Shares of the Company representing 12.55% beneficial ownership. Messrs. Yin, Zhou and Wang no longer beneficially own any Ordinary Shares of the Company.

b)
The Weifang Committee and the Administration Company share the power to vote and dispose of 8,550,000 Ordinary Shares of the Company. Apex Glory shares the power to vote and dispose of 6,912,503 Ordinary Shares of the Company. Easebright Investments shares the power to vote and dispose of 1,637,497 Ordinary Shares of the Company. Messrs. Yin, Zhou and Wang no longer beneficially own any Ordinary Shares of the Company.

c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company in the past sixty days other than as reported herein.

d)	Not applicable.

e)	As of March 5, 2011, Messrs. Yin, Zhou and Wang ceased to be beneficial owners of more than 5% of the Ordinary Shares of the Company.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4, above, is incorporated herein by reference.

1.	Materials to be Filed as Exhibits.
10.1	Certain English-language portions of the notification received from the Weifang State-owned Assets Operation Administration Company. (1)
10.2	Certain English-language portions of the Second Notification received from the Weifang State-owned Assets Operation Administration Company dated May 17, 2011. (2)

(1) Previously filed as Exhibit 99.1 to the Form 6-K filed by the Company with the SEC on May 6, 2011.

(1) Previously filed as Exhibit 99.1 to the Form 6-K filed by the Company with the SEC on May 23, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 7, 2011
Weifang State-Owned Assets Operation Administration Company

By:	/s/ Zheng Min
Name: Zheng Min
Title: Director and Company Representative

Apex Glory Holdings Limited

By:	/s/ Zheng Min
Name: Zheng Min
Title: Director

Easebright Investments Limited

By:	/s/ Zheng Min
Name: Zheng Min
Title: Director